

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 21, 2009

Mr. Eddie Heng
Chief Financial Officer
Global Sources Ltd.
Canon's Court
22 Victoria Street
Hamilton, HM, 12 Bermuda

      **RE:   Global Sources LTD**
              **Form 20-F for Fiscal Year Ended December 31, 2008**
              **Filed June 26, 2009**
              **File No. 000-30678**

Dear Mr. Heng:

      We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  Please address the remaining comments in future filings.  Confirm in writing that you will do so and explain to us how you intend to comply.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

Cover page

1.      In future filings, please include on your cover page the name, telephone, e-mail and/or facsimile number and address of the company contact person, as required by Form 20-F.

2.      It appears that you inadvertently checked the "Yes" box when asked to indicate whether you are "not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934."  In this regard, you report on the cover page that your common shares are registered under Section 12(b), which means that you are required to file reports pursuant to Section 13.  In future filings, please check the "No" box, or tell us why you believe you should check "Yes."

Item 5.  Operating and Financial Review and Prospects, page 35

Results of Operations, page 37

3.      In future filings, please provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period.  For example, you indicate in your discussion of revenue that revenue derived from your Online and Other Media Services segment increased 14% from 2007.  While we note your disclosure that this growth is attributed to the 25% growth in China market revenues, it is not clear from your disclosures what specific segment revenue categories contributed to the increase and why.  For instance, it is not clear whether the revenue surge was due to creating and hosting websites, banner advertising, trade magazine subscriptions or magazine advertising, etc.  It is also not clear what the underlying business drivers were that contributed to the year-over-year revenue category increase or if you expect this trend to continue.  Another example is your discussion of community costs on page 39.  You state that the 13% increase in community costs "was due mainly to an increase in bulk circulation costs, paper costs, magazine subscription promotion costs, payroll costs, fees paid to third parties and promotion costs for our exhibition events."  However, we note that this list appears to consist of almost all of the components of the costs listed in the paragraph above this list.  There is no quantification of what primarily led to the increases or an explanation of why they increased.  These are examples only.  For more information, refer to the Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8056, 34-45321, dated January 22, 2002).

Non-Cash Compensation Expense, page 40

4.      We note you state that the decrease in non-cash compensation expense in 2008 as compared to 2007 is due in part to re-measurement of equity compensation expense relating to non-employee share awards based on your prevailing share price.  Please tell us under what circumstances these share awards were re-measured, explain to us how

you accounted for the re-measurement and reference for us the supporting accounting literature.

Liquidity and Capital Resources, page 45

5.      In the last paragraph of this section on page 48, you state that you anticipate your cash and securities on hand and expected positive cash-flows from your operations will be adequate to satisfy your working capital, capital expenditure requirements and cash commitments "based on the current levels of your operations." In future filings, please discuss your liquidity needs on both a short term and long term basis. Please note that short-term liquidity generally refers to your liquidity needs up to 12 months into the future.

Consolidated Statements of Income, page 66

6.      The Impairment of goodwill and intangible assets totaling $3,101,000, recognized in the year ended December 31, 2007 is presented after Income from Operations. Please confirm to us that you will reclassify this amount in your future filings so that it is presented before Income from Operations, pursuant to ACS 350-20-45-2.

Notes to the Consolidated Financial Statements

27. Bonus Shares, page 95

7.      We note you announced a one for ten bonus share issue on December 20, 2007 and another one for ten bonus share issue on February 12, 2009 (page 97). The bonus shares were distributed on February 1, 2008 and March 31, 2009 respectively. You have accounted for both of these transactions as stock splits. However, as described these appear to be stock dividends under the guidance of Accounting Standard Codification (ACS) 505-20-25. Please tell us why you believe it is appropriate to account for these bonus share issuances as stock splits and include references to the applicable accounting guidance.

Form 20-F/A for Fiscal Year Ended December 31, 2008, filed July 15, 2009

8.      We note that your Form 20-F/A filed July 15, 2009 did not include as exhibits the certifications required by Rule 13a-14(a) or Rule 15d-14(a). Please note that under Exchange Act Rule 12b-15, amendments to any report required to be accompanied by the certifications as specified in Exchange Act 13a-14(a) and 15d-14(a) must include new certifications. Therefore, please amend your Form 20-F to include the required certifications.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Jay Knight, Staff Attorney, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director